PRESS RELEASE

Klondex Reports Second Quarter 2015 Cash Increase of $13.1 million; Net Income of $4.8 million ($0.04 per Share); Sells Record 34,189 GEOs

Vancouver, BC - August 12, 2015 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex", the "Company", "we", "our", or "us") announces its operational and financial results for the second quarter of 2015. This release should be read in conjunction with our second quarter 2015 unaudited financial statements and related management's discussion & analysis ("MD&A"), which are available on both our website (www.klondexmines.com) and on SEDAR (www.sedar.com). All dollar amounts included in this press release are expressed in thousands of Canadian dollars unless otherwise noted. References to US$ refers to United States dollars.

Quarterly Highlights

•	Health, Safety, and Environmental - No lost-time accidents; received two permits critical to our long-term growth plans: the water pollution control permit and the tailings expansion permit.

•	Operating Cash Flows and Liquidity - Cash balance increased from the end of the first quarter of 2015 by $13.1 million (23.9%) to $68.0 million; generated $23.1 million in operating cash flows.

•	Ounces Sold - A record 34,189 gold equivalent ounces ("GEOs") sold, consisting of 26,768 gold ounces and 543,251 silver ounces (a record). Now anticipate full-year 2015 GEOs produced will total approximately 125,000 to 130,000 ounces, an increase of 5,000 GEOs from our beginning of the year estimate.

•	Revenues - A record $51.0 million of revenue; average realized selling prices per gold and silver ounce of $1,492 (US$1,213) and $20.37 (US$16.56), respectively.

•	Performance Measures - Significant margins from quarterly realized metal prices and improvement in unit costs over prior year period:

	Production cash costs per gold		Production cash costs per		All-in sustaining costs per
	ounce sold on a by-product basis		gold equivalent ounce sold		gold ounce sold
Three months ended June 30,	2015	2014	2015	2014	2015	2014
Non-IFRS Measure - CDN$(1)	$537	$550	$744	$731	$732	$835
Non-IFRS Measure - US$(1)	$437	$504	$605	$670	$595	$766

(1) See Non-IFRS Performance Measures in this press release.

•	Operations - Produced 26,552 ounces of gold and 472,473 ounces of silver. Higher average daily ore tons milled (approximately 693 tons per day) and higher average silver mill head grades (8.00 oz/ton) than the first quarter of 2015. Average gold mill head grades (0.45 oz/ton) slightly lower than the first quarter of 2015.

•	Exploration Results - Continued to encounter high gold grades in both new and existing veins of mineralized material at our Fire Creek project ("Fire Creek") and Midas mine ("Midas").

Paul Huet, President and Chief Executive Officer said, "Our team efforts in the second quarter resulted in record gold equivalent ounces sold and a reduction of our all-in sustaining costs per gold ounce sold from the first quarter. Additionally, our collective efforts working with the regulators obtained two environmental permits necessary for our long-term growth. Lastly, I am excited to announce that we have increased our 2015 capital expenditure guidance by US$10 million to build upon the exploration successes of the first half of the year."

Suite 2200, 1055 West Hastings Street, Vancouver, BC, V6E 2E9 | Telephone +1 775.284.5757	www.klondexmines.com

2015 Full Year Outlook

As a result of our record second quarter 2015 GEOs sold, we now anticipate our full-year 2015 GEOs produced will total approximately 125,000 to 130,000 ounces, an increase of 5,000 GEOs from our beginning of the year estimate. We anticipate the additional ounces produced will primarily come from Midas, which has higher cost GEOs, and are revising our estimated full-year production cash costs per GEO sold to US$575 to US$625 (up from US$550 to US$600). We are revising our all-in sustaining cash costs per gold ounce sold to US$750 to US$800 (down from US$800 to US$850) due to increased first half actual and estimated full-year silver revenues. As a result of our exploration successes during the first half of 2015, we have elected to increase our annual capital additions total by approximately US$10.0 million (between both sites) to US$43.0 million, as we have increased the scope of our development and drilling programs. We are using cash for the exploration and development of our mines that may otherwise be utilized to further reduce our debt. We currently believe this approach allows us to create the most near and long-term value while maintaining our annual total cash flows. Our annual estimates are summarized in the following table and presented with results for the six months ended June 30, 2015:

	Six months ended	2015 full year guidance
	June 30, 2015	Low	High
Gold equivalent ounces produced (ounces)	65,167	125,000	130,000
Production cash costs per GEO sold (US$/ounce)	$646	$575	$625
All-in sustaining costs per gold ounce sold (US$/ounce)	$695	$750	$800
Capital additions (US$ 000s)	$23,084		$43,000

(1) Gold equivalent ounces produced is calculated using our actual average realized selling prices for the six months ended June 30, 2015.

Second Quarter Selected Financial Information

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenues	$50,991	$36,444	$98,243	$39,071
Cost of sales
Production costs	25,429	18,723	52,289	20,398
Depreciation and depletion	8,709	6,649	18,298	6,926
Gross profit	16,853	11,072	27,656	11,747
General and administrative expenses	3,717	2,173	7,159	4,403
Loss on asset classified as held for sale	432	—	432	—
Income from operations	12,704	8,899	20,065	7,344
Net income	$4,815	$4,441	$14,877	$2,029
Net income per share - basic	$0.04	$0.04	$0.12	$0.02

During the three and six months ended June 30, 2015, Fire Creek and Midas operated at planned levels which resulted in 26,768 and 53,903 gold ounces sold, respectively, and 543,251 and 847,808 silver ounces sold, respectively. Revenues, Production costs, and Depreciation and depletion increased during the three and six months s ended June 30, 2015 from the same periods of 2014 as the Midas acquisition was completed in February 2014, after which we began increasing production and ramped up operations at both Midas and Fire Creek.

Second Quarter Liquidity and Capital Resources

Our cash balance increased from the end of the first quarter of 2015 by 23.9% to $68.0 million as we generated $23.1 million in operating cash flows, used $10.5 million in investing activities, and received $1.1 million in financing activities.

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	June 30,	December 31,
	2015	2014	Change
Total current assets	$101,242	$86,427	$14,815
Total current liabilities	40,740	30,418	10,322
Working capital	$60,502	$56,009	$4,493
Working capital ratio	2.49	2.84	(0.35)

Our working capital increased $4.5 million (approximately 8.0%) from December 31, 2014 to June 30, 2015, while our working capital ratio decreased by 12.3%. During the first six months of 2015 our $15.2 million increase in Cash was partially offset by a $6.0 million increase in Accounts payable and accrued liabilities and a $3.0 million increase in Income taxes payable.

Second Quarter Summary Operational Results

	Three months ended June 30, 2015			Three months
				ended June 30,
Mine operations	Fire Creek	Midas	Total	2014	Change
Ore tons milled	19,631	43,428	63,059	46,047	17,012
Average gold mill head grade (oz/ton)	1.00	0.20	0.45	0.38	0.07
Average silver mill head grade (oz/ton)	1.31	11.03	8.00	7.38	0.62
Average gold recovery rate (%)	94.5%	94.1%	94.4%	92.8%	1.6%
Average silver recovery rate (%)	93.0%	93.7%	93.6%	95.4%	(1.8% )
Gold produced (ounces)	18,558	7,994	26,552	17,093	9,459
Silver produced (ounces)	23,852	448,621	472,473	325,018	147,455
Gold sold (ounces)(1)	18,457	8,311	26,768	20,293	6,475
Silver sold (ounces)	33,383	509,868	543,251	343,025	200,226
Gold equivalent sold (ounces)(1)	18,925	15,183	34,189	25,603	8,586
Non-IFRS Measures - CDN$
Production cash costs per gold ounce sold on a by- product basis(1)	$577	$446	$537	$550	$(13)
Production cash costs per GEO sold(1)	$600	$927	$744	$731	$13
All-in sustaining costs per gold ounce sold(1)			$732	$835	$(103)
Non-IFRS Measures - US$
Production cash costs per gold ounce sold on a by- product basis(1)(2)	$469	$363	$437	$504	$(67)
Production cash costs per GEO sold(1)(2)	$488	$754	$605	$670	$(65)
All-in sustaining costs per gold ounce sold(1)(2)			$595	$766	$(171)

(1) This is a non-IFRS measure, refer to the Non-IFRS Performance Measures section of this press release for additional detail.

(2) See the U.S. Dollar Conversions section of this press release for exchange rates s used to present U.S. dollar Non-IFRS Measures.

Fire Creek's and Midas's second quarter 2015 results included the sale of an all-time high 34,189 gold equivalent ounces, consisting of 26,768 gold ounces and 543,251 silver ounces, as metal was produced according to our second quarter plan, which included reducing our costs and increasing our production levels compared to the first quarter of 2015.

Fire Creek continued to operate as planned during the second quarter of 2015, with an average daily milling rate of approximately 216 tons per day (232 tons per day in the first quarter of 2015), an average gold mill head grade of 1.00 oz/ton (0.91 oz/ton in the first quarter of 2015), and quarterly gold production of 18,558 ounces (17,897 gold ounces produced in the first quarter of 2015).

The second quarter 2015 results at Midas were stronger than anticipated, selling a record 15,183 GEOs due to the benefits of high silver grades and previously completed development activities in which additional mining faces were created. During the second quarter of 2015, quarterly production totaled 7,994 gold ounces and 448,621 silver ounces, with an average daily milling rate of approximately 477 tons per day (409 tons per day in the first quarter of 2015), an average gold mill head grade of 0.20 oz/ton (0.26 oz/ton in the first quarter of 2015), and an average silver mill head grade of 11.03 oz/ton (10.09 oz/ton in the first quarter of 2015).

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Conference Call

Management will host a conference call on Thursday, August 13, 2015 at 10:30 am ET/7:30 am PT. The call can be accessed by dialing: +1 800-319-4610 (North America, toll-free), +1 416-915-3239 (Toronto and International) and +1 604-638-5340 (Outside of Canada and the US).

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

A replay will be available until 11:59 pm on Wednesday, August 19, 2015. The replay can be accessed by dialing toll free from the US and Canada: +1 855-669-9658 or dialing international toll: +1 604-674-8052 and entering passcode: 3599, followed by the # sign.

About Klondex Mines Ltd. (www.klondexmines.com)

We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process mineralized material from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

For More Information Contact:

John Seaberg
Senior Vice President, Investor Relations
775-284-5757
jseaberg@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43 -101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell GEOs, the Company's ability to meet annual operations estimates, the ability to maintain average daily milling rates, the Company's capital addition expenditures, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the Company's financial conditions, the successful execution of the bulk sampling program at the Fire Creek Project and project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

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Technical Information

Scientific and technical information in this press release has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.

For further information on the Fire Creek project, please see the technical report titled Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada", dated as of and filed on SEDAR on March 16, 2015 (with an effective date of December 31, 2014). For further information on the Midas project, please see the technical report titled Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", filed on SEDAR on April 2, 2015 (with an effective date of August 31, 2014).

U.S. Dollar Conversions

All amounts included in this press release are expressed in thousands of Canadian dollars ("CDN$") unless otherwise noted. To provide investors with an improved ability to evaluate certain of our Non-IFRS Measures (as defined in the Non-IFRS Performance Measures section) and realized sales prices per ounce to those of other issuers, we have presented such Non-IFRS Measures and certain per ounce amounts in both Canadian and United States dollars. Amounts presented in United States dollars are calculated by multiplying the period's average noon CDN$:US$ exchange rate (as published by the Bank of Canada) by the respective Canadian dollar amount being presented in United States dollars. The following table provides the exchange rates used only to present certain amounts in n United States dollars, as such exchange rates are not indicative of amounts, translations, or transactions recorded in the condensed consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Average CDN$ to US$ exchange rate	0.813	0.917	0.810	0.912

Non-IFRS Performance Measures

We have included the non-IFRS measures “Production cash costs per gold ounce sold on a by-product basis”, "Production cash costs per gold equivalent ounce", and “All-in sustaining costs per ounce” (collectively, the "Non-IFRS Measures") in this press release. These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.

Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.

Production Cash Costs Per Gold Ounce Sold on a By-product Basis

Production cash costs per gold ounce sold on a by-product basis presents our cash costs associated with the production of gold and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold ounce sold on a by-product basis is calculated on a per ounce of gold sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded), net of revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

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	Three months ended June 30, 2015			Three months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Production costs	$11,351	$14,078	$25,429	$10,060	$8,663	$18,723
Less: silver by-product revenues	(694)	(10,372)	(11,066)	(355)	(7,205)	(7,560)
	10,657	3,706	14,363	9,705	1,458	11,163
Gold ounces sold(1)	18,457	8,311	26,768	17,476	2,817	20,293
Production cash costs per gold ounce sold on a by-product basis - CDN$	$577	$446	$537	$555	$518	$550
Production cash costs per gold ounce sold on a by-product basis - US$	$469	$363	$437	$509	$475	$504

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$22,464	$29,825	$52,289	$10,060		$10,338	$20,398
Less: silver by-product revenues	(938)	(16,563)	(17,501)	(355)		(8,481)	(8,836)
	21,526	13,262	34,788	9,705		1,857	11,562
Gold ounces sold(1)	36,540	17,363	53,903	17,476	(2)	3,747	21,223	(2)
Production cash costs per gold ounce sold on a by-product basis - CDN$	$589	$764	$645	$555		$496	$545
Production cash costs per gold ounce sold on a by-product basis - US$	$477	$619	$522	$506		$452	$497

(1) Includes ounces sold (if any) under the agreement dated as of March 31, 2011 and amended and restated as of October 4, 2011 between our indirect wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement") and ounces delivered under the agreement dated February 11, 2014 between Klondex and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement").
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property.

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Production Cash Costs per Gold Equivalent Ounce Sold

Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices. Beginning with the second quarter of 2015, we began using realized selling prices instead of budgeted selling prices to calculate gold equivalent ounces and, as such, gold equivalent ounces presented below may differ from previously reported amounts (table in thousands, except ounces sold and per ounce e amounts):

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,484	$1,508	$1,511	$1,426	$1,410	$1,423
Average realized price per silver ounce sold	$20.79	$20.34	$200.63	$22.97	$22.00	$22.04
Silver ounces equivalent to revenue from one gold ounce	71.4	74.2	73.2	62.1	64.1	64.6
Silver ounces sold	33,383	509,868	543,251	15,456	327,569	343,025
GEOs from silver ounces sold	468	6,872	7,421	249	5,110	5,310
Gold ounces sold(1)	18,457	8,311	26,768	17,476	2,817	20,293
Gold equivalent ounces	18,925	15,183	34,189	17,725	7,927	25,603
Production costs	$11,351	$14,078	$25,429	$10,060	$8,663	$18,723
Production cash costs per GEO sold - CDN$	$600	$927	$744	$568	$1,093	$731
Production cash costs per GEO sold - US$	$488	$754	$605	$521	$1,002	$670

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,492	$1,511	$1,498	$1,419		$1,420	$1,425
Average realized price per silver ounce sold	$20.86	$20.63	$200.64	$22.97		$21.99	$22.03
Silver ounces equivalent to revenue from one gold ounce	71.5	73.2	72.6	61.8		64.6	64.7
Silver ounces sold	44,970	802,838	847,808	15,456		385,622	401,078
GEO from silver ounces sold	629	10,968	11,678	250		5,969	6,199
Gold ounces sold(1)	36,540	17,363	53,903	17,476	(2)	3,747	21,223	(2)
Gold equivalent ounces	37,169	28,331	65,581	17,726		9,716	27,422
Production costs	$22,464	$29,825	$52,289	$10,060		$10,338	$20,398
Production cash costs per GEO sold - CDN$	$604	$1,053	$797	$568		$1,064	$744
Production cash costs per GEO sold - US$	$489	$853	$646	$518		$970	$679

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement.
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property.

All-in Sustaining Costs per Gold Ounce Sold

All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations, therefore, capital amounts related to expansion projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.

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We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which h is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production costs	$25,429	$18,723	$52,289	$20,398
General and administrative expenses	3,717	2,173	7,159	4,403
Decommissioning provision accretion	112	74	231	217
Sustaining capital expenditures	1,413	3,542	4,076	6,080
Less: Silver revenue	(11,066)	(7,560)	(17,501)	(8,836)
	19,605	16,9552	46,254	22,262
Gold ounces sold(1)	26,768	20,293	53,903	21,223	(2)
All-in sustaining costs per gold ounce sold - CDN$	$732	$835	$858	$1,049
All-in sustaining costs per gold ounce sold - US$	$595	$766	$695	$957

(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement.
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014,, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property.

We define sustaining capital expenditures as those costs which do not contribute to a material increase in annual gold ounce production over the next 12 months. As such, sustaining capital expenditures exclude amounts for certain exploration activities, underground mine development in which the production benefit will be primarily realized in periods greater than the next 12 months, certain capital expenditures at the corporate office, and permitting activities related to expansion efforts. The following table reconciles sustaining capital expenditures to our total capital expenditures (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Sustaining capital expenditures	$1,413	$3,542	$4,076	$6,080
Expansion and non-sustaining expenditures	13,313	3,085	21,700	4,795
	$14,726	$6,627	$25,776	$10,875

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